CINELOUNGE

Profit and Loss

January - December 2022

	TOTAL
Income	
Box Office Receipts	204,545.47
Cinelounge Tiburon	3,750.00
Concession Buyout | Event	36,052.97
Concession Revenue	218,299.68
Engagement | Floor Guarantee	
Booking Fee	86,050.00
FILM SHOOTS & Misc Location Usage	15,230.74
Industry Services	2,550.00
Reception Space Rented	9,334.46
Total Engagement | Floor Guarantee	**113,165.20**
Parking Sales	2,355.00
PayPal Sales	977.68
PreShow Ad Revenue	300.00
Red Carpet/EVENT Fee	20,975.00
Reimbursed Expenses	1,083.16
Royalties Received	
Rep Commissions Earned	76.35
Total Royalties Received	**76.35**
Sales	-2,500.00
Screening + Event Fee	3,425.00
Single Screening	125,379.66
Total Income	**$727,885.17**
Cost of Goods Sold	
Box Office Split	77,502.20
Royalties Paid	15,116.41
Total Box Office Split	**92,618.61**
Concessions Purchased	117,019.14
Distribution Expense	149.00
Equipment Lease & Rentals	57,347.62
Event EQUIPMENT - One Time Use	9.99
Event Expenses	
Event Catering	3,750.29
Total Event Expenses	**3,750.29**
Licensing	8,126.00
Linen Cleaning	60.00
Multiple City FLOOR | Engagement Fee	
Printing - Posters, Flyers	2,505.20
Theatre/Venue Rental	40,405.18
Total Multiple City FLOOR | Engagement Fee	**42,910.38**
Music Catalog - PreShow | Lobby	594.83
Subcontractors/Outside Services	47,859.90
Subcontractors & Event Staff	16,724.59

	TOTAL
Total Subcontractors/Outside Services	**64,584.49**
Theatre Maintenance	394.10
Theatre Rent/Venue	13,564.00
RENT Paramount C&D	12,064.15
Total Theatre Rent/Venue	**25,628.15**
Total Cost of Goods Sold	**$413,192.60**
GROSS PROFIT	**$314,692.57**
Expenses	
Advertising	
Internet Marketing	26,722.11
Marketing	8,007.04
New Staff | Subcontractor Search	3,754.39
Professional Gifts & Promotions	1,039.72
Promotional	1,485.00
Video Promos	250.00
Total Advertising	**41,258.26**
Auto	
Fuel	349.63
Repairs & Maintenance	323.51
Transportation - Taxi, Uber, Lyft Services	1,793.85
Total Auto	**2,466.99**
Bank Charges	
Bank Fees	3,799.07
Box / Credit Card Processing Fees	6,064.21
Merchant Account Fee	14,865.91
QuickBooks Payments Fees	6,864.19
Total Bank Charges	**31,593.38**
Bus. Developmnt - ex Distrib | Mktg Consultations	1,038.00
Commissions	1,514.68
Computer	34.52
Software	1,097.48
Total Computer	**1,132.00**
Continuing Education & Research	267.88
Digital Content Download | CINECONDUCTER et al	270.00
Dues & Subscriptions	8,878.58
Insurance Expense	
Health	24,366.89
Property Insurance	12,141.60
Venue Liability Insurance	11,847.09
Workman's Comp	5,663.41
Total Insurance Expense	**54,018.99**
Interest Expense	
Amazon Card	1,583.31

CINELOUNGE

Profit and Loss

January - December 2022

	TOTAL
B of A	1,248.65
Capital One	909.21
Chase	2,427.49
Citibank	1,074.86
Discover Card	506.55
M-2 Interest	953.15
Other	4.42
PayPal	3,412.64
Sephora CC	1,120.69
US Bank	2,664.22
Wells Fargo	2,899.32
Total Interest Expense	**18,804.51**
Internet	2,400.00
Janitorial Expense	14,250.00
Meals and Entertainment BUSINESS	808.82
Misc. Meals	5,889.25
Total Meals and Entertainment BUSINESS	**6,698.07**
MOVING EXPENSES	
Cost of Labor	8,509.53
Total MOVING EXPENSES	**8,509.53**
Office Expense	
Office Supplies	4,452.56
Office Wardrobe	3,717.54
Total Office Expense	**8,170.10**
Office Rent	96,528.15
Parking	485.10
Payroll Expense	
Payroll Processing Fee	4,162.37
Taxes	27,079.53
Wages	
Wages - Staff	295,377.47
Total Wages	**295,377.47**
Total Payroll Expense	**326,619.37**
Postage & Shipping	585.44
Printing	141.36
Professional Fees	
Accountant	600.00
Administrative LA	4,634.00
Architect + Designers	3,430.59
Bookkeeper	20,745.04
Legal Fees	14,244.69
PR	2,196.00
Test Screen/Marketing Consultant Fee	24,673.21

Profit and Loss
January - December 2022

	TOTAL
Total Professional Fees	**70,523.53**
QC Sites/Research	234.49
Repair & Maintenance	2,471.07
Research - Movie Tix etc	2,161.66
Security Expense	1,056.77
Shipping, Delivery	9,322.50
Small Tools & Equipment	1,875.42
Stickers & Banners	175.84
Supplies	31,686.17
Taxes & Licenses	
City Business License	4,649.28
County	2,745.33
Franchise Tax Board	800.00
Permits	8,127.38
Secretary of State	30.00
Total Taxes & Licenses	**16,351.99**
Telephone	10,813.16
Theater Renovation Expense	1,096.72
Travel	
Festival & Conference Fees	575.00
Incidentals	179.00
Lodging	5,000.17
Transportation	610.10
Travel Meals	210.00
Total Travel	**6,574.27**
Unapplied Cash Bill Payment Expense	0.00
Uniform Expense	4,270.46
Utilities	9,010.96
Waste Removal	4,281.80
Website	6,808.78
Total Expenses	**$804,345.98**
NET OPERATING INCOME	**$ -489,653.41**
Other Income	
Cash Back Card Rewards	452.46
ERC Tax Credit.	10,898.22
Grants Received	157,522.60
PPP Loan Forgiveness	33,657.00
Total Other Income	**$202,530.28**
Other Expenses	
Penalties & Settlements	90.44
Total Other Expenses	**$90.44**
NET OTHER INCOME	**$202,439.84**

CINELOUNGE

Profit and Loss

January - December 2022

	TOTAL
NET INCOME	**$ -287,213.57**

CINELOUNGE

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1071 Bill.com Money In Clearing	0.00
1072 Bill.com Money Out Clearing	0.00
Business Checking (WF 5173)	32,032.07
Business Checking (WF 8436)	81,656.29
PayPal Bank	3,807.16
Petty Cash | Nightly Cash Box Office	0.00
Petty Cash | Operating	160.63
Venmo Parent	98.00
Wells Fargo 3810	-10.00
Total Bank Accounts	**$117,744.15**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Loan to Officer	554,604.41
Medical Withholding	-18,603.09
Research	0.00
Total Loan to Officer	**536,001.32**
Undeposited Funds	0.00
Total Other Current Assets	**$536,001.32**
Total Current Assets	**$653,745.47**
Fixed Assets	
6464 Assets	
6464 Carpet	20,521.30
6464 Drapes & Screen	23,320.48
6464 Equipment Purchased	60,889.11
6464 Lobby Furniture	8,682.95
6464 POS Ticketing	6,192.94
6464 Risers	27,942.60
6464 Signage	22,835.00
6464 Sound System	10,982.85
6464 Sunset Picture & Sound	72,820.81
6464 Theatre Seats	18,708.04
Trademark/Copyright	2,090.00
Total 6464 Assets	**274,986.08**
Leasehold Improvements	
6464 Build-out	62,656.09
Tiburon Build-Out	199,453.34
Tiburon Start Up	68,582.60
Total Leasehold Improvements	**330,692.03**

CINELOUNGE

Balance Sheet

As of December 31, 2022

	TOTAL
Tiburon Assets	
Carpet	36,248.20
Equipment Purchased	166,509.18
Furniture & Fixtures	144,800.69
Sound System	22,685.17
Theatre Seats	6,187.08
Total Tiburon Assets	**376,430.32**
Vehicle	8,326.84
yAccumulated Amortization	-1,672.00
zAccumulated Depreciation	-228,386.00
Total Fixed Assets	**$760,377.27**
Other Assets	
ERC Tax Credit	0.00
Roughcut - Option	3,000.00
Security Deposits - 6464	19,000.00
Security Deposits - Tiburon	10,000.00
Theater Holding Fee	7,570.00
Total Other Assets	**$39,570.00**
TOTAL ASSETS	**$1,453,692.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amazon Synchrony CC 1857	1,393.41
AMEX CC 91009	6,600.41
Bank of America CC 5647 [PARENT]	0.00
Bank of America CC 5647	4,307.26
Bank of America CC 8937	5,174.43
Total Bank of America CC 5647 [PARENT]	**9,481.69**
Capital One CC 6549 (was 8059)	13,281.08
Chase Ink CC 5417 - Christian's	18,731.91
Chase Prime CC 6291	36.40
CitiBusiness - 2362 CLOSED	6,243.13
Costco Citi CC 8222	5,176.39
Discover 5669	10,105.56
FNBO	10,595.72
Marcus GM Rewards Card	11,039.81
Paypal - Credit Card 7968	4,639.70
Sephora CC	5,432.88
US Bank - 3802 [Ch -7955]	21,820.82

CINELOUNGE

Balance Sheet

As of December 31, 2022

	TOTAL
Wells Fargo 7751	9,741.50
Total Credit Cards	**$134,320.41**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Clearing	0.00
Payroll Taxes Payable	
Tax Deferral - Social Security	2,479.88
Total Payroll Taxes Payable	**2,479.88**
Total Other Current Liabilities	**$2,479.88**
Total Current Liabilities	**$136,800.29**
Long-Term Liabilities	
Alliance Funding Loan	83,685.43
Channel Partners - Loan	3,717.00
Exchange Bank Leasing Loan	7,810.96
First Republic	91,500.00
Gilbert Smith - Loan 10k	10,000.00
Loan from Director	1,700.00
M2 Lease Funds Loan	89,197.95
On Deck Loan	42,432.20
Paypal Loan 50k	15,012.55
PPP Loan	0.00
SBA EIDL 2020	270,406.00
SBA EIDL 2021	218,800.00
SBA EIDL 2022	587,800.00
Small Business CDC of San Diego - Loan	84,247.81
Upgrade	4,760.06
Total Long-Term Liabilities	**$1,511,069.96**
Total Liabilities	**$1,647,870.25**
Equity	
Additional Paid In Capital	1,950.00
Capital Stock	1,000.00
Opening Balance Equity	0.00
Retained Earnings	90,086.06
Net Income	-287,213.57
Total Equity	**$ -194,177.51**
TOTAL LIABILITIES AND EQUITY	**$1,453,692.74**

CINELOUNGE

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-284,329.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-4,745.02
Inventory Asset	0.00
Loan to Officer	-132,175.45
Loan to Officer:Medical Withholding	6,534.12
Loan to Officer:Research	0.00
Prepaid Expenses:Exchange Bank Interest (deleted)	3,101.41
Prepaid Expenses:M-2 Interest (deleted)	1,896.67
Prepaid Expenses:Red Carpet Event EQUIPMENT (deleted)	2,001.83
Accounts Payable	1,878.25
Amazon Synchrony CC 1857	1,380.03
AMEX CC 91009	6,600.41
Bank of America CC 5647 [PARENT]:Bank of America CC 5647	-797.74
Bank of America CC 5647 [PARENT]:Bank of America CC 8937	2,425.78
Capital One CC 6549 (was 8059)	12,912.21
Chase Ink CC 5417 - Christian's	579.04
Chase Prime CC 6291	36.40
CitiBusiness - 2362 CLOSED	-695.29
Costco Citi CC 8222	5,176.39
Discover 5669	10,105.56
FNBO	10,595.72
Marcus GM Rewards Card	11,039.81
Paypal - Credit Card 7968	3,525.64
Sephora CC	3,907.39
US Bank - 3802 [Ch -7955]	21,214.17
Wells Fargo -7796 (nay 4015) (deleted)	-3,365.67
Wells Fargo 7751	13,626.73
WF Business Line of Credit -4532 (deleted)	-48,852.14
California Department of Tax and Fee Administration Payable	-3,845.34
Out Of Scope Agency Payable	0.00
Payroll Clearing	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-75,939.09**
Net cash provided by operating activities	**$ -360,268.31**
INVESTING ACTIVITIES	
6464 Assets:6464 Carpet	-2,001.83
6464 Assets:6464 Equipment Purchased	-32,757.00
Leasehold Improvements:6464 Build-out	-19,080.57
Leasehold Improvements:Tiburon Build-Out	-199,453.34
Leasehold Improvements:Tiburon Start Up	-68,582.60
Tiburon Assets:Carpet	-36,248.20
Tiburon Assets:Equipment Purchased	-166,509.18
Tiburon Assets:Furniture & Fixtures	-144,800.69

CINELOUNGE

Statement of Cash Flows

January - December 2022

	TOTAL
Tiburon Assets:Sound System	-22,685.17
Tiburon Assets:Theatre Seats	-6,187.08
ERC Tax Credit	27,218.98
Security Deposits - Tiburon	-10,000.00
Net cash provided by investing activities	**$ -681,086.68**
FINANCING ACTIVITIES	
Alliance Funding Loan	83,685.43
Channel Partners - Loan	-3,724.00
Exchange Bank Leasing Loan	-10,706.64
First Republic	91,500.00
M2 Lease Funds Loan	73,363.13
On Deck Loan	42,432.20
Paypal Loan 50k	-3,024.02
PPP Loan	-33,657.00
SBA EIDL 2020	-10,694.00
SBA EIDL 2022	587,800.00
Small Business CDC of San Diego - Loan	-13,815.81
Upgrade	4,760.06
Retained Earnings	64,270.32
Net cash provided by financing activities	**$872,189.67**
NET CASH INCREASE FOR PERIOD	**$ -169,165.32**
Cash at beginning of period	286,909.47
CASH AT END OF PERIOD	**$117,744.15**